WILLIAMS SECURITIES LAW FIRM, P.A.

813-810-4023

Michael@GoPublicDirect.com

October 18, 2018

Rahul K. Patel, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	ShiftPixy, Inc.
Registration Statement on Form S-3 Filed October 1, 2018 File No. 333-227642

Dear Mr. Patel:

This letter is written in response to your comment letter, dated October 16, 2018, concerning the above referenced filing.

The response to your comments is set forth below.

Registration Statement on Form S-3 filed October 1, 2018

General

1.	We note that you filed a Form 12b-25 on January 17, 2018 to extend the filing deadline for your 10-Q for the quarter ended November 30, 2017 and that you subsequently filed your Form 10-Q on January 22, 2018. We also note that the 10-Q was initially due on January 15, 2018, so the deadline to file the Form 12b-25 was January 16, 2018. As a result, your 10-Q for the quarter ended November 30, 2018 was not timely filed and it appears that the company is not S-3 eligible. Please tell us why you believe you are eligible to file on Form S-3, or amend your registration statement to file on an appropriate form.

As discussed with the SEC staff yesterday, we believe the confusion related to this comment arises because January 15, 2018, was Martin Luther King Day, a federal holiday. This holiday would make the due date for the 10-Q for the quarter ended November 30, 2017, to be January 16, 2018, not January 15, 2018, as stated in the above comments. Thus, the deadline to file the Form 12b-25 was January 17, 2018, not January 16, 2018, as stated in the above comments. The deadline to file the form 10-Q was thus Sunday, January 21, 2018, and the 10-Q filed on January 22, 2018, was thus timely filed.

We believe we are eligible to file on Form S-3, and our registration statement was filed on the appropriate form.

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This response is consistent with the following SEC Guidance:

Question 135.03

Question: What is the due date of a Form 12b-25 when the due date of the periodic report falls on a Saturday, Sunday or federal holiday?

Answer: Rule 12b-25 provides that an annual or quarterly report shall be deemed timely filed if a Form 12b-25 making certain specified representations is filed no later than one business day after the due date of the annual or quarterly report, and the report itself is filed no later than fifteen or five calendar days, respectively, after the due date. Rule 0-3 under the Exchange Act provides that when the due date of a report falls on a Saturday, Sunday or holiday, the report will be considered timely filed if it is filed on the first business day following the due date. If a report is due on a Saturday, Sunday or holiday, the issuer can timely file a Form 12b-25 on the second business day following the due date and timely file the report fifteen calendar days (annual report) or five calendar days (quarterly report) after the first business day following the due date. For example, where the due date for a Form 10-K is Sunday, March 31, the Form 10-K would be due on Monday, April 1 and the Form 12b-25 would be timely if filed on Tuesday, April 2. The Form 10-K would then be due for filing on Tuesday, April 16 (15 days after April 1, not 15 days after April 2). [September 30, 2008]

Incorporation by Reference, page 32

2.	We note that you incorporate by reference your 10-K/A for the fiscal year ended August 31, 2017. Please amend the Form 10-K to include all required exhibits, including the company's governing documents. See Item 601(b) of Form S-K. Please also amend your Form 10-K to provide the signatures of a majority of the company's board of directors. See General Instruction D.2 of Form 10-K.

Because of the limited nature of the requested modifications, and as discussed with SEC staff yesterday, we have filed a short form amendment as Form 10-K/A Amendment No. 2 to Form 10-K for the fiscal year ended August 31, 2017. As detailed in the Explanatory Note, this Second Amendment addresses the above comment in that the Amendment No. 2 to the Form 10-K includes all required exhibits in a revised exhibit list, including the Company's governing documents as required under Item 601(b) of Form S-K. The Amendment No. 2 to the Form 10-K also includes the signatures of a majority of the Company's board of directors as required under General Instruction D.2 of Form 10-K. The Company’s board of directors presently consists of 5 persons: Scott W. Absher, Mark A. Absher, and the following 3 independent directors: Kenneth W. Weaver, Whitney J. White and Sean C. Higgins. Signing Form 10-K/A Amendment No. 2 to Form 10-K for the fiscal year ended August 31, 2017, are the following 3 directors: Scott W. Absher, Mark A. Absher, and Kenneth W. Weaver.

We believe we have responded to all of the staff’s comments and hope to be able to file a Request for Acceleration at the earliest possible date. Please advise us when we may submit this Request for Acceleration.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

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